September 19, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Dear Mr. Skinner:

We have received your letter of September 13, 2006 regarding your review of our Form 20-F for our fiscal year ended March 31, 2006 and our Form 6-K filed July 20, 2006, File No. 000-29174.

We are in the process of preparing a response to your letter. In view of the approaching end of our quarter, as we discussed with Mr. David Edgar, we respectfully request an additional 10 business days to respond beyond the initial 10 business day response period referenced in your letter. As a result, we would seek to reply to you on or before October 11, 2006.

Thank you for your consideration. If you have any questions regarding this request, please contact me at 510-713-4656.

Sincerely,

/s/ Tom Kaweski
Tom Kaweski
Senior Corporate Counsel
Logitech Inc.

cc.	David Edgar, Staff Accountant, Division of Corporation Finance, SEC

Guerrino De Luca, CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Logitech Inc.

6505 Kaiser Drive

Fremont CA 94555